Exhibit 99.1

ROGERS COMMUNICATIONS NOTICE FOR 4Q24 RESULTS TELECONFERENCE JANUARY 30, 2025, AT 8:00 A.M. ET

PROVIDES UPDATE ON 2024 SERVICE REVENUE GUIDANCE

TORONTO, ON (January 3, 2025) — Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) today issued a notice for its fourth quarter financial results and provided an update on its 2024 service revenue guidance.

Fourth quarter financial results and 2025 outlook

The company plans to release its fourth quarter financial results and outlook for 2025 on Thursday, January 30, 2025, before North American financial markets open. The results will be distributed by newswire and posted at investors.rogers.com. Rogers’ management will host its quarterly teleconference with the investment community to discuss the results and outlook at 8:00 a.m. ET.

A live webcast of the teleconference will be available on the Investor Relations section of Rogers’ website at investors.rogers.com. Alternatively, the teleconference can be accessed by dialing 416-639-5883 (1-844-282-4459 toll free for North America). When prompted, callers are required to enter passcode 3793238# for admittance to the call.

An archive of the presentation will be available at this same website following the teleconference. In addition, a telephonic re-broadcast will be available for two weeks following the teleconference by dialing 412-317-0088 (1-855-669-9658 toll free for North America) and providing access code 7473412#.

Update on full year 2024 service revenue

For the full year 2024, Rogers expects annual consolidated service revenue growth just over 7%, compared to its guidance range of 8%-10% issued in February of 2024, driven by weakness in media revenue during the fourth quarter. All other guidance items remain unchanged.

“Media revenue in the fourth quarter was softer than expected affecting our revenue target for the year,” said Tony Staffieri, President and Chief Executive Officer, Rogers. “Overall, we continued with industry-leading execution throughout the year and look forward to sharing the details during our fourth quarter call.”

About Rogers:

Rogers is Canada’s leading communications and entertainment company, and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further Information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com

About Forward-Looking Information

This release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). Actual events and results may differ materially from what is expressed or implied by forward-looking information if the underlying expectations and assumptions prove incorrect or Rogers’ objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond Rogers’ control. See “About Forward-Looking Information” in Rogers’ 2023 Annual MD&A and Third Quarter 2024 MD&A.